Exhibit 99.1

Consolidated financial statements of

Aimetis Corp.

December 31, 2015

Aimetis Corp.
December 31, 2015

Deloitte LLP 4210 King Street East Kitchener ON N2P 2G5 Canada

Tel: 519-650-7600 Fax: 519-650-7601 www.deloitte.ca
Independent Auditors’ Report

To the Shareholders of
Aimetis Corp.

We have audited the accompanying financial statements of Aimetis Corp. (the “Company”), which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of earnings and comprehensive income, changes in shareholders’ deficiency, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidation financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aimetis Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Chartered Professional Accountants
Licensed Public Accountants
Kitchener, Canada
July 28, 2016

Aimetis Corp.
Consolidated statement of earnings and comprehensive income
year ended December 31, 2015
(in Canadian dollars)

$

Revenue	10,726,777
Cost of revenue	1,539,586
Gross margin	9,187,191

Expenses
Selling and marketing	5,829,231
Research and development, net	2,023,410
General and administration	1,420,573
9,273,214

Loss from operations	(86,023)

Other income
Gain on foreign currency translation	452,113
Interest income, net	4,807
456,920

Income before taxes	370,897
Income tax expense	(63,868)
Net earnings and comprehensive income	307,029

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Aimetis Corp.
Consolidated balance sheet
as of December 31, 2015
(in Canadian dollars)

$

Assets
Current assets
Cash	3,527,549
Trade receivable	2,342,525
Unbilled accounts receivables	12,785
Other accounts receivable and prepaid expenses (Note 5)	1,069,509
Inventories	126,301
7,078,669

Property and equipment, net (Note 6)	227,778
Total Assets	7,306,447

Liabilities
Current liabilities
Trade payables	279,245
Accrued expenses	657,932
Deferred revenues	1,250,195
Income taxes payable	34,539
Current portion of obligation under capital lease (Note 7)	22,654
2,244,565

Deferred revenues	626,053
Obligation under capital lease (Note 7)	27,916
Total Liabilities	2,898,534

Commitments and contingencies (Note 9)

Mezzanine equity
Preferred shares (Note 11)	7,842,589

Shareholders’ deficiency
Common shares (Note 10)	3,386,985
Additional paid in capital (Note 10)	196,890
Accumulated deficit	(7,018,551)
Total shareholders’ deficiency	(3,434,676)
Total liabilities and mezzaine equity and shareholders’ deficiency	7,306,447

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Aimetis Corp.
Consolidated statement of changes in shareholders’ deficiency year ended December 31, 2015
(in Canadian dollars)

	Common shares		Additional		Total
	Number of shares	Amount	paid in capital	Accumulated deficit	shareholders' deficiency
		$	$	$	$

Balance, January 1, 2015	5,760,989	3,354,525	711,228	(7,325,580)	(3,259,827)
Stock based compensation (Note 10)	-	-	76,555	-	76,555
Stock options exercised (Note 10)	16,667	32,460	(9,960)	-	22,500
Mezzaine equity (Note 11)	-	-	(580,933)	-	(580,933)
Net earning and comprehensive income	-	-	-	307,029	307,029
Balance, December 31, 2015	5,777,656	3,386,985	196,890	(7,018,551)	(3,434,676)

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Aimetis Corp.
Consolidated statement of cash flows year ended December 31, 2015
(in Canadian dollars)

$

Operating activities
Cash from operations
Net earnings	307,029
Items not affecting cash
Amortization	152,837
Stock based compensation (Note 10)	76,555
Changes in non-cash working capital components
Trade receivables	(256,144)
Inventories	(6,373)
Other accounts receivables and prepaid expenses	(94,759)
Trade payables	(34,122)
Accrued expenses	(295,165)
Deferred revenues	794,505
644,363

Investing activity
Purchase of property and equipment	(126,993)

Financing activities
Issuance of share capital	22,500
Repayments of obligation under capital lease	(20,505)
1,995

Change in cash	519,365
Cash, beginning of year	3,008,184
Cash, end of year	3,527,549

The accompanying notes to the consolidated financial statements are an integral part of this consolidated financial statement.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

1.	Description of business

Aimetis Corp. (the “Company”) is incorporated under the Canada Business Corporations Act and its principal business is to distribute and maintain integrated intelligent video management software for security surveillance and business intelligence applications.

2.	Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its three wholly owned subsidiaries, Aimetis GbmH (a subsidiary in Germany), Aimetis DMCC (a subsidiary in Dubai) and Aimetis Corp. (an inactive subsidiary in the United States). All intercompany transactions and balances have been eliminated.

Foreign currency translation

a)	Balances denominated in foreign currency

Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction. The resulting exchange gains and losses are included in earnings.

b)	Integrated foreign operations

The Company’s wholly owned subsidiaries, Aimetis GbmH and Aimetis DMCC, are considered to be integrated foreign operations. Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction. The resulting exchange gains and losses are included in earnings.

Inventories

Finished goods inventory held is valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis. Net realizable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventory recognized as cost of revenue during the year amounted to $577,169.

Property and Equipment

Capital assets are stated at cost. Amortization is recognized on a straight-line basis over the estimated useful lives as follows:

Furniture and fixtures	5 years
Computer hardware	3 years
Computer software	2 years
Leasehold improvements	Term of lease

Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. Note that in 2015 there are no impairments.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

2.	Significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value when the Company becomes a party to the contractual provisions of the financial instrument. Subsequent to initial recognition, financial instruments are measured at amortized cost. Debt issue costs are added to the carrying value of the asset or netted against the carrying value of the liability and recognized over the expected life of the instrument using the straight-line method. Any premium or discount related to an instrument measured at amortized cost is amortized over the expected life of the item using the straight-line method and recognized in net earnings as interest income or expense.

Bad Debt expense is recognized when there is a significant adverse change in the expected timing or amount of future cash flows related to a financial asset.

Trade receivable

Trade receivables arise from the sale of hardware and software products as well as provision of maintenance and support services. The Company evaluates collectability of accounts receivable based on a combination of factors including the age of the receivable or a specific customer’s inability to meet its financial conditions. In these circumstances, the Company records an allowance to reduce the receivable to an amount it deems collectible. The Company has determined that an allowance for doubtful accounts is not necessary as of December 31, 2015.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned. Revenue is considered realized or realizable and earned when there exists persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

For multiple-element arrangements, the Company allocates the total arrangement consideration to each separable element of an arrangement based upon the relative selling price of each element and revenue is recognized upon delivery or completion of each element. The relative selling price is determined using Vendor Specific Objective Evidence (“VSOE”) of selling price, when available. Where VSOE of selling price cannot be established, the Company attempts to determine the selling price for the deliverables using third- party evidence. Generally, third-party evidence is not available as the Company’s product offerings differ from those of its competitors and competitor pricing is often not available. In such cases where VSOE and third-party evidence cannot establish a selling price, the Company estimates the selling price for an element by determining the price at which the Company would transact if the products or services were to be sold on a standalone basis. In establishing the estimated selling price, the Company considers a number of factors including, but not limited to, geographies, customer segments and pricing practices.

Product revenue- Product revenues comprise of the following: i) hardware revenues which are recognized when hardware is shipped and ii) software licenses which are recognized when the software is delivered based on sale price as the software is essential to the hardware. Customer acceptance for hardware and software occurs when shipped and shipping term is at shipping point.

Service revenues- Services revenue are principally comprised of maintenance and support related revenues for products, which are deferred and recognized ratably over the maintenance and support period.

Research and development expenditures

Research expenditures are expensed as incurred, reduced by Canadian exclusive investment tax credits.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

2.	Significant accounting policies (continued)

Investment tax credits

Investment tax credits are recognized in the period qualifying expenditures are incurred, provided that there is reasonable assurance of recovery. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the statement of earnings as a reduction of research and development expenses. Investment tax credits are based on management’s estimates of amounts expected to be recovered and are subject to audit by taxation authorities.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted tax rates for the years in which the differences are expected to reverse. Deferred income tax assets are recognized to the extent it is more likely than not that they will be realized.

Stock based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period. Share based compensation of $17,392, $17,889, and $41,274 are recorded in selling and marketing, research and development and general and administrative expenses respectively based on employee’s division.

Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the collection of trade receivable, estimated lives of capital assets, revenue recognition, investment tax credits, accruals and calculations relating to stock based compensation. Actual results could differ from these estimates.

3.	Changes in accounting principles generally accepted in the United States of America

Issued but not yet effective

Income taxes balances sheet classification of deferred taxes

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented.

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

3.	Changes in accounting principles generally accepted in the United States of America

Revenue recognition (continued)

ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients. Early adoption is permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

4.	Credit card facility

The Company has a credit card facility of $110,000, secured by the assets of the Company under a general security agreement. As at December 31, 2015 $23,112 was outstanding on the facility.

5.	Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses consists of $275,746 of prepaid expenses, $26,576 of VAT receivable and $767,187 of investment tax credits. The Company is eligible to file a claim for refundable research and development investment tax credits of $767,187 based on estimated eligible current expenditures of $1,848,642. The Company has recorded credits of $767,187 as a reduction of research and development expense.

Any adjustments to the investment tax credits allowed, compared to the amount in the accounts, will be recorded in the year in which the claims are approved by the Canada Revenue Agency.

6.	Property and equipment, net

	December 31, 2015
	Cost	Accumulated amortization	Net book value
	$	$	$

Furniture and fixtures	230,081	144,413	85,668
Computer hardware	645,350	566,576	78,774
Computer software	150,234	144,712	5,522
Leasehold improvements	266,442	208,628	57,814
	1,292,107	1,064,329	227,778

The leasehold improvements balance includes capital assets financed by a capital lease with an original cost of $166,920 and accumulated amortization of $129,363.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

7.	Obligation under capital lease

The following is a schedule of minimum annual lease payments under the capital lease agreement, which expires in December 2017.

$

2016	26,470
2017	29,344
55,814
Less: amount representing interest at 10%	(5,244)
50,570
Less: current principal portion	(22,654)
27,916

Interest incurred during the year relating to the capital lease obligation was $5,964. The net book value of the capital assets related to the capital lease at December 31, 2015 is $37,557.

8.	Related party transactions

The Company rents its premises from Juscon Corporation, a company which is owned by a family member of a Board member. The Company’s leasehold improvement capital lease is also with Juscon Corporation.

Related party transactions include:

Rent of $55,635 paid to Juscon Corporation.

Interest on repayments of obligation under capital lease of $5,964.

Related party balances include:

Leasehold improvement capital lease obligation of $50,570.

Related party transactions are recorded at their exchange amount.

9.	Commitments and contingencies

In the normal course of operations, the Company is subject to litigation and claims. Based on current information, the Company believes that the probable ultimate resolution of all known existing litigation and claims will not have a material effect on the Company’s consolidated balance sheet, consolidated statement of earnings and comprehensive income, consolidated statement of changes in shareholder’s deficiency and consolidated statement of cash flows.

The Company leases its premises under operating leases which expire between 2016 and 2019. The minimum annual lease payments for the next four years are as follows:

$

2016	190,249
2017	105,199
2018	52,602
2019	48,219
396,269

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

10.	Common shares

Share capital consists of the following:

Authorized, unlimited number
 Common voting shares

Issued
December 31, 2015
$

5,777,656 common shares	3,386,985

During 2015, the Company issued 16,667 common shares for cash proceeds of $22,500. An adjustment of $9,960 was recorded to additional paid in capital.

Stock options

The Company maintains a stock option plan for eligible employees, officers, directors and consultants of the Company. The maximum number of shares subject to purchase under outstanding options may not exceed 920,000. The exercise price of options is based on the fair market value per share at the date of grant. The vesting period and expiry date is determined by the board of directors.

A summary of the stock option plan activity is presented below:

	Options 2015	Weighted average exercise price 2015
	$	$

Balance, beginning of year	727,500	1.33
Granted	25,000	1.95
Exercised	(16,667)	-
Forfeited or expired	(30,000)	-
Balance, end of year	705,833	1.34
Exercisable, end of year	339,166	1.28

	Range of exercise prices	Number of options outing	Weighted average remaining contractual life
	$	$	$

December 31, 2015	0.01 and 1.95	705,833	7.24

The Company estimated the fair value of these stock options at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the current year: dividends of 0%; interest rate of 0.88%; annualized historical volatility of 21.35% and an expected life of 5 years. The Company has determined historical volatility based on the S&P 600 Small Cap index. Volatility has been calculated using the daily historical closing values of the index selected for the period of time prior to the grant date (or service inception date) of the equity stock option, or similar instrument, that is equal in length to the expected term of the equity share option or similar instrument. Compensation expense recorded in the financial statements for the stock option awards was $76,555.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

11.	Mezzanine equity

Mezzanine equity consists of the following:

 Class A preferred shares

Issued

December 31, 2015
$

3,333,334 Class A convertible voting preferred shares	7,842,589

Mezzanine equity in the consolidated balance sheet as of December 31, 2015 is comprised of the company’s class A preferred stock, including accrued dividends.

During 2010, the Company issued 3,333,334 Class A convertible, voting preferred shares, with an 8% cumulative dividend, for cash consideration of $4,568,183 (net of transaction costs). The shares are convertible to common shares at any time at the option of the holder and will automatically be converted into fully paid common shares upon the occurrence of a qualifying public offering by the Company. In the absence of a qualifying public offering or a sale of the Company by August 2015, holders of the preferred shares may cause the Company to redeem the shares for an amount equal to the greater of (i) the fair value of the shares and (ii) the original purchase price of $1.50 per share plus any accrued but unpaid dividends at that time.

The Class A preferred stock has been classified within the mezzanine (temporary) equity section of the Consolidated balance sheet because the shares are redeemable at the option of the holder and therefore do not qualify as permanent equity. The preferred interests included within mezzanine equity were recorded at fair value on the date of issuance and have been adjusted to the greater of their carrying amount or redemption value as of December 31, 2015. Adjustments to increase the carrying amount to redemption value are recorded against additional paid in capital in the consolidated statement of changes in shareholders’ deficiency. Included within the mezzanine equity balance of $7,842,589 are $2,842,589 of accrued dividends.

12.	Income taxes

The Company has a tax loss carry forward balance for Canadian income tax purposes totaling $586,046. The deferred tax asset has been fully recognized and offset by a valuation allowance of $586,046 as it is probable that the tax loss will be realized. These losses will expire as follows:

$

2031	586,046

In addition, there is a pool of research and development expenditures of $3,591,265 available as future deductions from income for tax purposes. These research and development expenditures can be carried forward indefinitely. The potential benefit of these deductible expenditures has not been reflected in these financial statements as it is uncertain whether they will be utilized.

The Company’s wholly-owned subsidiary, Aimetis GbmH, and its Representative Office in China reported corporate income tax expense of $15,113 and $48,755, respectively.

The effective tax rate for the year ended December 31, 2015 is 17% and is entirely related to taxes in foreign jurisdictions. The difference from the amount computed using the expected statutory federal tax rate of 26.5% is the result of tax rates in combined jurisdictions and utilization of unused tax losses as noted above.

Aimetis Corp.
Notes to the consolidated financial statements
December 31, 2015

13.	Financial instruments

Currency risk

The Company is exposed to foreign currency fluctuations. During the year, the Company realized 65% of its revenue in U.S. dollars, 31% in Euros, and 4% in Canadian dollars. The Company does not use derivative instruments to manage this risk.

Credit risk

Credit risk is the risk that counterparties fail to perform as contracted. The Company is exposed to credit risk on its trade receivable. At year-end, four customers represented 35%of the trade receivable balance. Credit risk is managed through credit evaluation, approval and monitoring.

Liquidity risk

The Company’s objective is to have sufficient liquidity to meet its liabilities when due. The Company monitors its cash balances and cash flows generated from operations to meet its requirements. As at December 31, 2015, the most significant financial liabilities are: trade payable and accrued liabilities, obligations under capital lease, and preferred shares.

14.	Subsequent events

The Company has evaluated subsequent events as of July 27, 2016 for potential recognition and/or disclosure. On April 1, 2016, the mezzanine shares were redeemed based on face value plus cumulative dividends in the amount of $7,842,589.